NEWS RELEASE 10-12	MARCH 29, 2010

FRONTEER REPORTS STRONG YEAR-END RESULTS

Fronteer (FRG – TSX/NYSE Amex) announces financial results and company highlights for the year ended December 31, 2009, and provides a brief update on project development and corporate activities.

“Fronteer finished 2009 in a very strong position” says Fronteer President and CEO Mark O’Dea. “We have built the required operating capability, management structure and financial strength to advance our three gold projects in Nevada towards production. The necessary building blocks are in place to achieve our goals. Our 2010 global budget – including exploration and development activities, and capital, general and administrative costs – represents less than 20% of our available liquid assets. We are well-funded to advance our gold development projects and maintain flexibility to pursue other value opportunities that may arise.”

2009 HIGHLIGHTS

  Earned $15.4 million or $0.14 per share for 2009 including $7.4 million or $0.07 per share for the quarter ended December 31, 2009.
  Cash and short term deposits at December 31, 2009 totaled $147.3 million, up 81.9% from $81.0 million in the prior year (Current cash and short-term deposits as of March 29, 2010 is $168.1 million, in addition to available for sale securities with a fair value of approximately $22.9 million).
  Sold our 40% interest in the Agi Dagi and Kirazli gold deposits in Turkey, to Alamos Gold Inc. ("Alamos") for US$16.0 million and 1,600,000 common shares of Alamos (The transaction was completed in January 2010).
  Recognized a significant gain on an equity portfolio investment, resulting in cash proceeds of $11.8 million on the sale of shares. Subsequent to year-end, we recognized further net proceeds of $9.8 million on the exercise of warrants and sale of shares of the same company.
  Hired a Chief Operating Officer and a Vice President, Business Development.
  Completed an initial resource estimate and positive preliminary economic assessment for the Long Canyon gold deposit.
  Delineated high-grade gold domains and received positive metallurgical results at Northumberland gold deposit.
  Continued to report exceptionally high-grade, near-surface gold intercepts from ongoing drilling by Newmont USA at Sandman.
  Completed a positive preliminary economic assessment for the Michelin Project that supports a financially robust open-pit and underground uranium mining operation.
  Completed a share-exchange acquisition to increase our ownership of Aurora Energy Resources Inc. to 100%.

UPDATE ON DEVELOPMENT PROJECTS
Fronteer made progress on its key gold development projects in 2009 and will be making further significant steps in 2010.

Northumberland, Nevada, USA
In 2009, we invested $3.8 million at Northumberland to delineate high-grade domains and conduct key metallurgical work. Results indicated that Northumberland mineralization can be processed with good recoveries using proven treatment methods. An initial budget of $4.4 million has been allocated for 2010. Work will focus on: metallurgical testing to optimize gold recoveries and minimize capital and operating costs; ongoing drilling to further define and expand additional high-grade zones; and engineering and mining studies. Once these activities are completed, we plan to complete a preliminary economic assessment.

Long Canyon, Nevada, USA
At Long Canyon, Fronteer’s project expenditures (including non-cash expenses) for 2009 totaled $8.4 million mainly for 30,000 metres of exploration and infill drilling, metallurgical testing, and the purchase of surface and water rights for the project. A $19.8 million development and exploration program (funded 49% by our joint venture partner) is planned for 2010 to move the project to the pre-feasibility stage. The 2010 work-program will include detailed mining and engineering studies, as well as approximately 45,000 metres of infill and exploration drilling. An updated resource estimate, incorporating 2009 drill results, will also be completed by the end of the second quarter.

Sandman, Nevada, USA
During 2009, Fronteer’s joint venture partner Newmont USA spent approximately US$5.8 million on the project for development, exploration and land acquisitions. Newmont USA completed 9,000 metres of drilling, with results continuing to highlight near-surface, high-grade oxide gold mineralization. Newmont USA also conducted metallurgical work, and hydrological and geotechnical studies. Our joint venture partner continues to meet earn-in obligations and can elect to make a positive production decision by June 2011.

Beyond Nevada, our top exploration priority is Halilaga in Turkey, where our joint-venture partner plans a $2.7 -million drill program to expand and define a copper-gold porphyry deposit. We believe that drilling to date demonstrates that Halilaga has many of the hallmarks of a significant copper-gold system in terms of its size and grade potential.

In April 2009, Fronteer completed the acquisition of 100% of the common shares of Aurora, and in September Aurora completed a preliminary economic assessment that supports a financially robust open-pit and underground mining operation at Aurora’s Michelin Project in Labrador. In December, we announced an independent Economic Impact Assessment indicating the project would generate, in part, benefits of $2.9 billion in income, $1.82 billion in tax revenues and 31,200 person years of employment to the communities and governments of Nunatsiavut and Newfoundland and Labrador. In 2010, Aurora will continue to work with communities and groups in Labrador, advance environmental baseline studies, and update project registration documents for the Michelin project.

Our 2010 global budget, inclusive of exploration, development, capital and general and administrative costs, calls for expenditures by Fronteer of approximately $38.1 million, which represents less than 20% of our current cash, short term deposits and available for sale securities balance. We do not anticipate any problems in funding our budgeted expenditures. The budget does not include expenditures for acquisitions or opportunities, currently unforeseen that may arise during the year.

For our material gold projects, 2009 actual and 2010 anticipated cash exploration and development expenditures are summarized in the following table:

Fronteer's share of 2009 actual expenditures and anticipated 2010 cash expenditures for priority gold projects

Project	Minerals	Actual expenditures for 2009 ($ millions)	Budgeted expenditures for 2010 ($ millions)(4)	Fronteer ownership%
Northumberland, NV	Gold	3.8	4.4	100%
Long Canyon, NV (1)	Gold	8.4	10.1	51%
Sandman, NV (2)	Gold	0.3	0.3	95%
Halilaga, Turkey (3)	gold, copper	0.0	1.1	40%
Total		12.5	15.9

(1)	For Long Canyon, the 2010 budget amount excludes amounts for possible additional surface and water right acquisitions.
(2)

For Sandman, Fronteer’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses. Newmont has not yet advised us of their budget for Sandman in 2010.

(3)	For Halilaga, our actual 2009 costs are insignificant because of a funding agreement with our joint venture partner, a subsidiary of Teck Resources Ltd.
(4)	Actual budget amounts in US$ converted to CDN$ at an exchange rate of $1.06. Planned expenditures do not include potential acquisition of land and water rights.

SELECTED FINANCIAL DATA
The following selected financial data are derived from our financial statements for the fiscal years ended December 31, 2009 and 2008.

(Expressed in thousands of Canadian dollars,
except per share amounts)	Year Ended December 31
	2009	2008
Earnings (loss) for year	$15,361	$(31,709)
Basic and diluted earnings (loss) per share	$0.14; $0.13	($0.38);($0.38)
Cash invested in mineral properties	$23,925	$17,077
Cash generated by financing activities	$1,549	$407
Cash, cash equivalents and short-term deposits	$147,312	$81,035
Working capital	$144,493	$78,419
Equity investment in Aurora	$-	$74,946
Equity investment in Turkish Properties	$13,530	$13,255
Total assets	$521,184	$403,519
Shareholders’ equity	$464,927	$338,535

At December 31, 2009, we had cash and short-term deposits on our balance sheet of $147.3 million and working capital of $144.5 million as compared to cash and short-term deposits of $81.0 million and working capital of $78.4 million at December 31, 2008. The change in cash and short-term deposits and working capital of $66.3 million and $66.1 million, respectively, is primarily due to our acquisition of and consolidation of Aurora and its financial results since March 3, 2009, offset by cash exploration expenditures (net of recoveries) $17.1 million and cash used in operations of $13.1 million. At March 29, 2010, we have cash and short term deposits of approximately $168.1 million and available for sale securities with a fair value of approximately $22.9 million.

For year ended December 31, 2009, Fronteer earned $15.4 million or $0.14 per share while for the year ended December 31, 2008, it lost $31.7 million or $0.38 per share. For the quarter ended December 31, 2009, Fronteer earned $7.4 million or $0.07 per share, compared to a loss of $19.0 million or $0.23 per share during the same quarter in 2008.

Contributing to the change year over year was a foreign exchange gain in 2009 due to the weakening US$ compared to a large foreign exchange loss in 2008, a larger future income tax recovery in 2009 and the realization of gains on the revaluation of financial instruments and the sale of long term investments. Offsetting these gains was an increase in operating expenses due mainly to the acquisition of Aurora.

Operating expenses totaled $27.4 million for 2009 up 3.0% as compared to $26.6 million for 2008. The reasons for the overall increase was an increase in wages and benefits costs, office and general expenses, professional fees and investor relations expense, offset by a reduction in write-downs of exploration properties and deferred exploration expenditures, stock-based compensation expense and property investigation expense.

This press release should be read in conjunction with Fronteer’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2009. These documents can be found on the Company’s website (http://www.fronteergroup.com) and on SEDAR and EDGAR. The company’s 40-F has been filed with the SEC and is also available on the company’s website. Shareholders may receive a hard copy of the complete audited financial statements free of charge upon request. All amounts are presented in Canadian dollars unless otherwise stated. Fronteer will be hosting its annual general meeting on May 7, 2010, in Toronto, Ontario.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Troy Fierro, COO, Fronteer Glen Edwards, Director, Communications Phone 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver,environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.